ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
Room B 7/Fl., No. 132, Sec. 3, Min-sheng East Road, Taipei, 105, Taiwan, ROC
Tel: (886) 2-2712-2558, Fax: (886) 2-2712-3557

FOR IMMEDIATE RELEASE

June 9, 2006

Contact: Ling Yun Wu
Asia Pacific Wire & Cable
(886) 2-2712-2558

Michael Mandelbaum
Mandelbaum and Morgan
(310) 785-0810

ASIA PACIFIC WIRE & CABLE
ANNOUNCES ITS ANNUAL GENERAL MEETING

NEW YORK, NY — June 9, 2006 — NOTICE IS HEREBY GIVEN that the annual general meeting (the ‘‘Meeting’’) of Asia Pacific Wire & Cable Corporation Limited (Pink Sheets: AWRCF) (the ‘‘Company’’) will be held at the offices of the Company located at No. 132 Min-Sheng East Road, Section 3, 7th Floor, Taipei, 105 Taiwan, ROC on Friday, June 30, 2006 at 9:00 p.m. (Taipei time), which is 9:00 a.m. (New York time).

The record date for the Meeting is May 12, 2006. All shareholders of record as of the record date are invited to attend the Meeting. Shareholders who wish to participate but cannot attend the Meeting in person may participate in the Meeting by dialing into the telephone numbers provided in the proxy materials distributed on June 8, 2006 to all shareholders of record. Shareholders may vote their shares in person at the Meeting or by returning their votes on the proxy cards mailed to all shareholders.

At the Meeting, the shareholders will consider proposals regarding the approval of the minutes of the last annual general meeting, the termination of the appointment of Ernst & Young as independent auditors, the appointment of new independent auditors, the election of directors and the compensation of directors. A management report will also be presented at the Meeting which will address certain financial results for the fiscal years ended December 31, 2004 and December 31, 2005.

About Asia Pacific Wire & Cable

Asia Pacific Wire & Cable Corporation is a leading manufacturer of wire and cable products for the telecommunications and power industries in selected markets in the Asia Pacific Region.

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Except for statements of historical fact, this news release contains certain forward-looking statements about the Company. Such statements are subject to significant risks and uncertainties including changes in economic and market conditions, successful implementation of growth plans, and other risks noted in the Company's SEC filings which may cause actual results to differ materially.